August 5, 2005



Mail Stop 0306

Christopher Miles
Wimax EU, Ltd.
356 Pine Avenue, Apt. 1
Pacific Grove, California 93950

Re:	Wimax EU, Ltd.
	Amendment No. 1 to Registration Statement on Form SB-2
	Filed July 6, 2005
	         File No. 333-123351

Dear Mr. Miles:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus cover

1. Please disclose Mr. Miles` relationship to your company.

2. Please clarify that any sales of Mr. Miles` shares also will be at the fixed price until your shares are quoted on the OTC Bulletin
Board.

About Our Company, page 1

3. Please provide support for your statement that the WiMAX technology is able to provide wireless service over an area as great as 3,000 square miles per antenna.

4. Provide us independent, objective support that the market you intend to serve is "far more fertile" than that of the U.S.

5. Provide us independent, objective support for your statement that the European phone system was not built out on an analog system and that European conversion to digital under GSM was more rapid than the
U.S. conversion.

6. We reissue comment 3 in part. Please briefly highlight the status of your developments to date.

7. We note your response to our prior comments 26, 27 and 28 from our letter dated April 6, 2005. We note that the fourth paragraph in this section is one you stated you deleted in response to our comment. Please respond to our comments 26, 27 and 28 here.

8. Please clarify what you plan to offer your customers. Will you operate the broadcast antenna? If you will contract with the operator, what additional value do you intend to add? Will you operate the line-of-sight antennae? Will you sell user antennae? Will you offer an internet connection subscription service?

9. Clarify when the Intel technology was introduced.

Terms of the Offering, page 1

10. Clarify why this offering will further your goal of having your shares listed on the OTC Bulletin Board. Also explain why this is your goal.

11. We note you have 50 shareholders and the list of selling shareholders includes 50 individuals and entities. Please disclose, if true, that all your current shareholders are listed as selling shareholders in this prospectus.

Risk Factors, page 2

12. We note your new risk factor on page 3 regarding technological advancement. Please add a separate risk factor to discuss your company`s and your executives` experience, or lack thereof, with regards to the Wimax technology you seek to market.

Selling Shareholders, page 7

13. Reconcile the 9,715,000 shares mentioned in this section with the
9,700,000 shares mentioned on the prospectus cover. Also reconcile the total number of shares mentioned in the text preceding the table with 13,700,000 shares mentioned in the fee table.

Directors, page 10

14. Please explain the nature of Dorado`s business before the merger.

Security ownership, page 10

15. Provide the address for each identified shareholder.

Description of Securities, page 11

16. Please reconcile the number of outstanding securities shown here with the number in your latest balance sheet.

Description of Business, page 13

17. Please clarify when you developed the objectives described in this section. It is unclear whether the disclosure reflects your plan since your incorporation and what your activities have been during that time. Why has it taken this amount of time to develop to this stage? If you have been involved in other activities, to what extent did those activities progress, and when and why were they abandoned?

18. We note your response to our prior comment 18. Please provide us with copies of the reports marked to identify the statistics you cite in paragraphs 5-6 on page 13 and paragraphs 3-7 on page 15. Also provide us with a copy of the information you describe from Wimax Forum on page 17.

19. Please describe what it means when you say you have acquired
40
URL addresses. Also describe how you intend to make this the basis of your network providers.

Wimax Wireless Broadband Internet, page 14

20. We note your new disclosure regarding the WiMAX technology on page 14. Please balance the positive attributes of such technology with a description of potential shortcomings of the technology.
Describe how "robust" the receiving antenna must be to receive a signal.

21. Disclose how you have rights to the intellectual property underlying the products you intend to offer. For example, how have you acquired the Intel technology?

Market Comparison, page 14

22. Pease revise your disclosure "Among the companies we have chosen to create alliances with are Aperto Networks and NetNext Wireless" to clarify that you are seeking to create relationships with such companies, if true.

The Interactive Website, page 16

23. Please clarify how you are "working with" the web site developer.
Clarify how the web site will operate with your product or service.
Also, file any agreements with the developer.

Management Discussion and Analysis, page 18

24. Please complete the disclosure in paragraph 7.

25. Please refer to comment 33 in our letter dated April 6, 2005.
Revise your disclosure to quantify the total funds that you will need to raise to meet your stated objectives.

Market for Common Equity, page 19

26. Please reconcile the issuances described in this section with the information in your most recent Consolidated Statement of Changes in
Stockholders` Equity.

27. With a view toward disclosure, please tell us why your audited balance sheet as of December 31, 2004 indicates that you have issued more shares than authorized. If your most recent stock split required modification because it resulted in more shares than you were authorized to issue, please expand your disclosure where you mention the "retirement" of shares (like on page 7) to explain these developments. Also tell us how "retirement" of shares you were not authorized to issue could result in paid-in capital.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 22

28. Please refer to the changes made in response to comment 40 from our April 6, 2005 letter. The current disclosure refers to the two most recent fiscal years subsequent to December 31, 2004. Under Item
304 of Regulation S-B, you would address the period during your two most recent fiscal years and any subsequent interim period. In any case, please note that this disclosure refers to changes in accountants and not your current auditors if there has been no change. If there were no changes in your accountants you may so state in the disclosure.

March 31, 2005 Condensed Financial Statements

Condensed Statements of Operations, page 2

29. Please note that while this statement may be presented in a condensed format, we would expect that the expense categories and amounts would reconcile to your audited financial statements for fiscal 2004 and 2003 and the period from inception through December
31, 2004.  Please revise or advise.

30. Please refer to comment 42 in our letter dated April 6, 2005. Please tell us and revise your disclosures to quantify the amount of contributed services you recorded in the first quarter of 2005. If you believe these amounts are not material to your operations please provide us with your materiality analysis.

31. Please revise to only round your net loss per share calculation to the nearest cent.

Condensed Statements of Changes in Shareholders` Equity
(Deficiency),
page 3

32. Please tell us why you reflect the issuance of common shares in
1999 and 2000 at a value that is less than the par value of your common stock. Please explain whether or not these issuances met the requirements of law and your articles of incorporation. Tell us why you believe the current presentation showing negative additional paid-in capital is appropriate under U.S. GAAP.

Note A. Description of Organization, page 6

Basis of Presentation and Going Concern, page 6

33. Since you do not include a review report from your auditors for the interim period, it is not appropriate to refer to that report in this section. Please revise to exclude these references, or include the referenced review report.

Note D - Shareholders` Equity, page 10

34. We note that you did not assign a volatility factor to your valuation of the stock options issued in 2005. It appears that you may be using the minimum value method under paragraph 20 of SFAS 123.
Please note that you should not continue to use that method once you have filed a registration statement for your common stock. That is, if the option was issued after the date you first filed your Form SB-
2 you should not use that method.  Please revise or advise.
Please
also disclose to whom you issued the options and the nature of the services provided.

35. Please refer to prior comment 49 from our letter dated April
6,
2005. Please revise to disclose all of the significant terms of the put option. The disclosure should state, similar to your response, that the option gives the company the right, but not the obligation, to repurchase the shares of common stock. The disclosure should also clarify whether or not the option must be exercised in full, or may be exercised in part. Please tell us in more detail how you evaluated the accounting for this arrangement and disclose how you are accounting for and valuing the put option. Cite the accounting literature upon which you relied. Also, please reconcile with your disclosure on page 58 reflecting that you issued the stock options in exchange for a call option, not a put option. Explain why Mr. Miles agreed to enter into the put option. That is, discuss what consideration he received in exchange.

December 31, 2004 Financial Statements, page F-1

Note E - Commitments and Contingencies, page F-12

36. Please refer to prior comment 43 from our April 6, 2005 letter.
Please disclose all of the significant terms of your royalty agreement and addendum to royalty agreement. Please reconcile the disclosures with the terms of the agreements included in exhibits
10.2 and 10.6, including the 30-year term of the agreement under section 1(d) of the royalty agreement with your disclosure of a ten year term and the requirement for an underwritten registration under section 5. Tell us where the agreement discusses the issuance of 1,000,000 shares of stock. Tell us why you are valuing the shares at
$0.01 per share. Please revise your interim financial statements to discuss the significant terms and accounting for this agreement and the addendum signed on January 3, 2005. Please also tell us and disclose how you are accounting for the share consideration and tell us why. Cite the accounting literature upon which you relied.

Exhibits

37. Please file the lock-up agreements mentioned on pages 19 and
20
and in your response to comment 46.

38. Please tell us which exhibit reflects the waiver mentioned in your response to comment 37.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Eric Atallah at (202) 551-3663 or in his absence, Kaitlan Tillan at (202) 551-3604, if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-
3617
with any other questions.

      Sincerely,



							Russell Mancuso
							Branch Chief

cc:	Gregg E. Jaclin, Esq.
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Christopher Miles
Wimax EU, Ltd.
August 5, 2005
Page 3